                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 30, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING ADVERTISEMENT BY FIRST UNION APPEARED IN CERTAIN NATIONAL PUBLICATIONS.

                             WACHOVIA SHAREHOLDERS
                                   R.S.V.P.

---------------------------------------------------------
1. Approval of the plan of merger contained in the Agreement and Plan of Merger, dated as of April 15, 2001 (as amended and restated), relating to the merger of Wachovia Corporation with and into First Union Corporation.

                        FOR      AGAINST       ABSTAIN
                        [X]         [_]          [_]

---------------------------------------------------------

Please be sure to sign and date your proxy card.        [GRAPHIC]


                 Every vote counts. So, please return this card.

                    Proxy cards not returned are "no" votes.

     We believe the friendly merger of Wachovia and First Union is a compelling strategic combination in the best interest of shareholders.To vote FOR the merger of Wachovia and First Union,please sign and return the WHITE proxy card.Your vote is very important, and every single vote counts. If you don't sign and return the white card, you are effectively casting a "no" vote. It takes just a few seconds to sign and date the card and send it back.


     Thank you very much for your support of our strategic partnership.



                             Your vote is important.

     If you are a shareholder of Wachovia, we urge you to vote today FOR the Wachovia/First Union merger by signing and returning the WHITE proxy card. If you have questions regarding the merger, call our proxy solicitors MacKenzie Partners, Inc. at 1-800-322-2885 or Georgeson Shareholder at 1-800-223-2064.

     If you are a shareholder of First Union, we urge you to vote today FOR the Wachovia/First Union merger by signing and returning the WHITE proxy card. If you have questions regarding the merger, call our proxy solicitor Morrow & Co., Inc. at 1-877-366-1578.

                           Wachovia and First Union
[LOGO OF WACHOVIA]           The Right Combination         [LOGO OF FIRST UNION]

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information.You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING ADVERTISEMENTS BY FIRST UNION APPEARED IN CERTAIN REGIONAL PUBLICATIONS

                                   [GRAPHIC]

When Wachovia and First Union merge, we'll continue to invest heavily in futures.

First Union and Wachovia are working towards completing our proposed merger of equals, so that when school starts this fall thousands of dedicated employee volunteers from the new Wachovia can participate in reading to children, tutoring students, and assisting in classrooms. The new Wachovia will be recognizing educators and participating in America's Promise--The Alliance for Youth(R) . We'll also be heavily involved in hundreds of community projects. Just as we always have. And together, we'll be able to contribute more than one million hours to volunteer work alone.


Wachovia and First Union share similar core values and complementary strengths, including a far-reaching commitment to education. Our employees have even won national acclaim by receiving the President's Service Award, the country's most prestigious recognition for volunteer service.


From the top down, the new Wachovia plans to model the kind of corporate citizenship that generates pride and accomplishes ambitious goals. We will be committed to improving education and strengthening neighborhoods while building valuable, long-lasting relationships into the future. One child at a time.


Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397.Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

                             [LOGO OF FIRST UNION]

                           First Union and Wachovia
                             The Right Combination

                              [LOGO OF WACHOVIA]

                                   [GRAPHIC]

When Wachovia and First Union merge, we'll give children a lot to think about.

First Union and Wachovia are working towards completing our proposed merger of equals, so that when school starts this fall thousands of dedicated employee volunteers from the new Wachovia can participate in reading to children, tutoring students, and assisting in classrooms. The new Wachovia will be recognizing educators and participating in America's Promise--The Alliance for Youth(R) . We'll also be heavily involved in hundreds of community projects. Just as we always have. And together, we'll be able to contribute more than one million hours to volunteer work alone.


Wachovia and First Union share similar core values and complementary strengths, including a far-reaching commitment to education. Our employees have even won national acclaim by receiving the President's Service Award, the country's most prestigious recognition for volunteer service.


From the top down, the new Wachovia plans to model the kind of corporate citizenship that generates pride and accomplishes ambitious goals. We will be committed to improving education and strengthening neighborhoods while building valuable, long-lasting relationships into the future. One child at a time.


Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397.Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.


                             [LOGO OF FIRST UNION]

                           First Union and Wachovia
                             The Right Combination

                              [LOGO OF WACHOVIA]

THE FOLLOWING LETTER WAS SENT TO WACHOVIA SHAREHOLDERS

[LETTERHEAD OF WACHOVIA]

                                                                   July 27, 2001

Dear Wachovia Shareholder:

We are just a few short days away from the August 3rd shareholder meeting to vote on the merger of Wachovia and First Union. We are more excited than ever about the creation of the new Wachovia.

We are particularly pleased to hear from many of our employees that they are already working well with their counterparts on the merger integration planning--and that they believe the new Wachovia will embody the values we all hold dear: trust, integrity, personal relationships, reliability and superior customer service.

But we cannot create the new Wachovia without you. Your vote is critical. Here
                                              ---
are three things we would like you to remember about the new Wachovia:

 .    We believe the Wachovia/First Union combination will provide you with greater value than Wachovia alone. The new Wachovia will give you a choice so that you can receive at least the $2.40 annual dividend you now enjoy. In addition, we believe that the new Wachovia's superior potential for profit growth, greater capital strength, more conservative dividend payout ratio and greater flexibility to increase future dividends all add up to a better dividend than SunTrust's hypothetical dividend.

 .    Wachovia and First Union share a strong commitment to superior customer service. First Union has enjoyed nine consecutive quarters of improving customer service and satisfaction as measured by the Gallup Organization.

 .    Wachovia and First Union both reported excellent earnings for the second quarter of 2001 and we have been gratified by the responses from stock market analysts. Also, First Union's stock price has far outperformed SunTrust's since the beginning of this year.

In addition, the two leading shareholder advisory organizations in the country--Institutional Shareholder Services and Proxy Monitor, Inc.--recommend that you vote FOR the Wachovia/First Union merger.

Please help us create the new Wachovia and realize its benefits for all shareholders. We ask you to vote FOR the merger with First Union on the enclosed WHITE proxy card TODAY. Your vote is extremely important to us and if you don't vote, it is counted as a vote against us. It is not too late to vote.

We believe Wachovia and First Union are the right combination. Thank you for your support.

On Behalf of the Board of Directors of Wachovia and First Union

Sincerely,

/s/ L.M. Baker, Jr.
L.M. BAKER, JR.
Chairman, President and CEO Wachovia

/s/ Ken Thompson
KEN THOMPSON
Chairman, President and CEO First Union

--------------------------------------------------------------------------------
                               Important Reminder

Your vote is extremely important. We need your vote TODAY to create the new Wachovia. If you vote for the merger on SunTrust's blue card and our white card on the same day, it could nullify your vote. Please vote FOR the merger of Wachovia and First Union by signing, dating and returning the WHITE proxy card TODAY. Please discard SunTrust's blue card.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
If you have any questions, require assistance in filling out your proxy card, or need additional copies of the Proxy Statement or related materials, please call the Shareholder Hotline at 866-883-0789 or our proxy solicitors:

                     MacKenzie Partners, Inc.: 800-322-2885
                     Georgeson Shareholder:    800-223-2064
--------------------------------------------------------------------------------

The proposed merger of Wachovia and First Union will be submitted to Wachovia's and First Union's shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger between Wachovia and First Union and any other relevant documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and First Union, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (866-883-0789), or from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782).
The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation: (i) statements about the benefits of the merger between Wachovia Corporation and First Union Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia's and First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia's and First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of Wachovia and First Union will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia's and First Union's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Wachovia's and First Union's results to differ materially from those described in the forward-looking statements can be found in Wachovia's and First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Wachovia or First Union or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and First Union do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

THE FOLLOWING IS A TRANSCRIPT OF CERTAIN RADIO ADVERTISEMENTS

Announcer: An important message for Wachovia and First Union Shareholders


Him:    Recent history proved that every vote counts.
                                   -----

Her:    So you can make a difference.
           ---

Him: If you want to maintain the quality of service you now admire from both companies; plus add new products and convenience, including more than
                            ---
        5,100 ATMs and 2,900 Branches from Connecticut to Florida, here's what
        -----          -----
        to do.

Her:    Return the white proxy card.

Him:    If you want to invest in a new kind of financial services company -
                                   ---
        a company whose leadership believes that customers are its most
                                                 ---------
        important investment, here's what to do.

Her:    Return the white proxy card.

Him:    If you believe that the right kind of a strategic partnership can lead
                                -----
        to accelerated, long-term growth, here's what to do.

Her:    Return the white proxy card.

Him:    Sign and return your white proxy card today to vote for the Wachovia-
                                              -----
        First Union merger. You can make a difference.
                            ---

Her:    Wachovia and First Union.

Him:    The right combination.
            -----



Billboards (next page)


Erwin-Penland, Inc. . 125 East Broad Street, Greenville, SC 29601
 . Phone: (864) 271-0500 . Fax: (864) 235-5941

Billboards

:10

Him: Wachovia and First Union shareholders must sign and return the white proxy card today to support the merger.
                             -------

Her:     Wachovia and First Union.

Him:     The right combination.
             -----

:15

Him:     Recent history proved that every vote counts.
                                    -----

Her:     So it's you who could make a difference.
                 ---

Him: If you're a Wachovia or First Union shareholder, you must sign and return your white proxy card today to support the merger.
                                               -------

Her:     Wachovia and First Union.

Him:     The right combination.
             -----

:20

Him:     Recent history proved that every vote counts.
                                    -----

Her:     So if you're a Wachovia or First Union shareholder, it's you who could
                                                                  ---
         make a difference.

Him: Make sure your voice is heard. Be sure to sign and return your white proxy card today to support the Wachovia-First Union
                             -------
         merger.

Her:     Wachovia and First Union.

Him:     The right combination.
             -----


                                      -2-